Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 20, 2017, with respect to the consolidated financial statements of Student Transportation Inc. as of and for the years ended June 30, 2017 and 2016 and the effectiveness of internal controls over financial reporting as of June 30, 2017, included as exhibits to this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey, USA

September 20, 2017